FILED BY OCEANFIRST FINANCIAL CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: OCEAN SHORE HOLDING CO.

COMMISSION FILE NO. 0-53856

The below text is a transcript of the conference call held by Ocean First Financial Corp. on July 13, 2016 regarding its previously announced proposed merger with Ocean Shore Holding Co. (the “Transaction”).

Forward-Looking Statements

This communication contains forward-looking statements. These forward-looking statements may include: management plans relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the Transaction and the recently completed acquisition of Cape Bancorp, Inc. by OceanFirst; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Ocean Shore assumes any duty and does not undertake to update forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that OceanFirst or Ocean Shore anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, those included under Item 1A “Risk Factors” in Ocean Shore’s Annual Report on Form 10-K, those disclosed in OceanFirst’s and Ocean Shore’s respective other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility: that expected benefits of the Transaction and the Cape acquisition may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, OceanFirst’s and Ocean Shore’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the Transaction and the Cape acquisition; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the Transaction; and diversion of management time on merger-related matters. For any forward-looking statements made in this report or in any documents, OceanFirst and Ocean Shore claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

This communication is being made in respect of the proposed Transaction involving OceanFirst and Ocean Shore. This material is not a solicitation of any vote or approval of OceanFirst’s or Ocean Shore’s shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which OceanFirst and Ocean Shore may send to their respective shareholders in connection with the proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Transaction, OceanFirst intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of OceanFirst and Ocean Shore are urged to carefully read the entire joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst, Ocean Shore and the proposed Transaction. Investors and security holders are also urged to carefully review and consider each of OceanFirst’s and Ocean Shore’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. When available, copies of the joint proxy statement/prospectus will be mailed to the respective shareholders of OceanFirst and Ocean Shore. When available, copies of the joint proxy statement/prospectus also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to OceanFirst Financial Corp., 975 Hooper Avenue, Toms River, New Jersey 08753, Attn: Christopher D. Maher.

Participants in the Solicitation

OceanFirst, Ocean Shore and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of OceanFirst’s and Ocean Shore’s shareholders in connection with the proposed Transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst common stock is set forth in the proxy statement for OceanFirst’s 2016 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 26, 2016. Information about the directors and executive officers of Ocean Shore and their ownership of Ocean Shore’s common stock is set forth in the proxy statement for Ocean Shore’s 2016 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 19, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of OceanFirst’s and Ocean Shore’s shareholders in connection with the proposed Transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Transaction when it becomes available. Once available, free copies of the joint proxy statement/prospectus may be obtained as described in the preceding paragraph.

Merger Call

Company Participants

•	Jill Apito Hewitt

•	Christopher D. Maher

•	Michael Fitzpatrick

•	Joseph Iantosca

•	Joseph Lebel

Other Participants

•	David Bishop

•	Collyn Gilbert

•	Matthew Breese

•	Ravi Mulani

•	Brian Ianieri

MANAGEMENT DISCUSSION SECTION

Operator

Good day and welcome to the OceanFirst Financial Corp. Conference Call and Webcast. All participants will be in listen-only mode. [Operator Instructions] After today’s presentation, there will be an opportunity to ask questions. [Operator Instructions] Please note this event is being recorded.

I would now like to turn the conference over to Ms. Jill Hewitt, Senior Vice President and Investor Relations. Please go ahead.

Jill Apito Hewitt

Thank you, Bianca. Good morning and thank you all for joining us this morning. Before we begin, I want to remind you that many of our remarks today contain forward-looking statements based on current expectations. Please refer to slide 2 of our investor presentation and other public filings, including the Risk Factors in our 10-K, where you will find factors that could cause actual results to differ materially from these forward-looking statements.

For any forward-looking statements made in this presentation or in any document, OceanFirst and Ocean Shore claim the protection of the Safe Harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. This presentation is being made in respect of the proposed transaction involving OceanFirst and Ocean Shore.

This material is not a solicitation of any vote or approval of OceanFirst’s or Ocean Shore’s shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which OceanFirst and Ocean Shore may send to their respective shareholders in connection with the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, OceanFirst intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision of respective investors and shareholders of OceanFirst and Ocean Shore are urged to carefully read the entire joint proxy statement prospective when it becomes available and any other relevant documents filed by either company with the SEC as well as any amendments or supplement to the document because they will contain important information about OceanFirst, Ocean Shore in the proposed transactions.

Investors and shareholders are also urged to carefully to review and consider OceanFirst and Ocean Shore’s public filings with the SEC included but not limited to their annual report on Form 10-K, their proxy statements or current reports on Form 8-K and their quarterly reports on Form 10-Q. When available, copies of the joint proxy statement prospective will be mailed to respective shareholders of OceanFirst and Ocean Shore. When available, copies of the joint proxy statement perspective also may be obtained free of charge at the SEC’s website at www.sec.gov or by directing a request to OceanFirst Financial Corp. 975 Hooper Avenue, Toms River, New Jersey 08753, Attention Christopher D. Maher

OceanFirst, Ocean Shore and certain of their respective directors and executive officers on to the SEC rules may be deemed to the participants in the solitciation of proxies of OceanFirst and Ocean Shore shareholders in connection with the proposed transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst common stock is set forth on the proxy statement for OceanFirst’s 2016 Annual Meeting of Shareholders as filed with the SEC on scheduled 14A on April 26, 2016.

Information about the directors and executive officers of Ocean Shore and their ownership of Ocean Shore’s common stock is set forth on the proxy statement for Ocean Shore’s 2016 Annual Meeting of Shareholders as filed with the SEC on Schedule 14A on April 19, 2016.

Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of OceanFirst’s and Ocean Shore shareholders in connection with the proposed transaction may be obtained by reading the joint property statement perspective regarding the transaction – regarding the proposed transaction when it becomes available. Once available, three copies of the joint statement perspective may be obtained as described in the preceding paragraph.

Thank you all for listening to that. I apologize for the delay. Now, without further ado, I’d like to introduce Christopher D. Maher, President and CEO of OceanFirst Financial Corp.

Christopher D. Maher

Hi. Good morning and thank you for taking the time to join the conference call regarding OceanFirst Financial Corp’s agreement to acquire Ocean Shore Holding Company, the parent of Ocean City Home Bank. This morning, I’m joined by Mike Fitzpatrick, Chief Financial Officer; Joe Lebel, Chief Lending Officer; and Joe Iantosca, Chief Administrative Officer. During the call, I’ll be referring to a slide presentation that we made available this morning and that is also being made available via webcast.

Our prepared comments will walk through the transaction and also provide some color to frame the strategic opportunity we believe this transaction represents. Following our prepared comments, Mike, Joe, Joe and I will be happy to take your questions.

Before I turn to the slide presentation, I’d like to open by talking about the timing of this transaction. This transaction closely follows our Cape Bancorp acquisition, which was announced in early January and closed in early in May. The Cape acquisition has proceeded smoothly and quickly, allowing for a timely closing and we now believe will exceed our original expectations.

As disclosed in our most recent investor presentation, the Cape transaction is expected to deliver 17% EPS accretion to 2017 earnings and to deliver an earnback of tangible book value dilution in 3.3 years. The progress we’ve made with Cape provided us with the confidence to participate in a strategic process initiated by Ocean Shore. Ocean Shore’s board began that process several months ago and adhered to a timeline that reflected their strategic goals. They thoughtfully explored their options by shopping the deal which ultimately led to OceanFirst being selected as their strategic partner.

We have responded to Ocean Shore’s timeline. And while we might preferred a little more time to elapse between these projects, we’re pleased that the Ocean Shore board understood the value represented by OceanFirst’s shares, allowing us to structure a transaction that will combine our Southern New Jersey operations in a very efficient and powerful manner.

As Jill has provided the required legal disclosures, I’ll jump through the first couple of slides and begin on slide four. This combination is an in-market transaction that provides the unique opportunity to take advantage of our recent expansion into the Southern New Jersey market which began with the Cape Bancorp transaction that closed a little more than two months ago.

The enhanced scale solidifies our leading position in South Jersey. It will make us the fourth-largest independent depository in New Jersey and allows us to enter the $5 billion-plus sweet spot for operating efficiency. As an in-market opportunity, the cost savings at 53% drives earnings accretion.

Ocean Shore has an excellent deposit portfolio with a low 32-basis-point cost to deposits and a high level of non-interest bearing deposits, all of which are being acquired at a 4.9% core deposit premium, just over half comparable deals with a price of 9.7% core deposit premium. The financial metrics are favorable with a modest 3.1% tangible book value dilution, 5.4% EPS accretion in 2018, and a 3.7 year earnback under the cross-over method.

The combination will allow us to adjust our long-term performance targets to an ROA in excess of 1.05% and a return on tangible common equity in excess of 13%. To put this in perspective, the pro forma company has a current price to 2017 earnings estimates of just 10.1 times. Finally, the opportunity creates the only scale bank in Southern New Jersey with a highly efficient deposit base, full commercial lending capabilities, and a low pro forma investor CRE ratio of just 250%.

Moving to slide 5, the summary of the transaction. The consideration in aggregate is $145.6 million with a fixed cash component of $4.35 per share and a fixed exchange ratio of 0.9667 OceanFirst shares to be issued for each Ocean Shore share. The valuation is conservative 132% of Ocean Shore’s March 31, 2016 tangible book value and 9.3 times estimated net income after fully phased-in savings.

The cost savings reflect the potential consolidation of five to seven branches, which is a very conservative assumption given the degree of overlap. All other assumptions are conservative. And as with recent transactions, the model assumes no revenue synergies.

Residential originations in the past 12 months have been very conservative, demonstrating an origination FICO of 767 and origination average LTV of 56%. The total residential portfolio is well-seasoned at 6.2 years. The assumed loan credit mark at 1.25% represents three times the company’s current reserves and is 12 times the level of annual net charge-offs.

Our diligence include a lot of attention with residential loan portfolio, especially in light of the economic challenges facing Atlantic City. In addition to underwriting and file reviews, we’ve reviewed current FICO scores which average 759. Importantly, 96.3% in the residential loan portfolio exhibited a current FICO score above 620. Excluding a small number of loans without a current score, only 2.5% of the portfolio currently scored under 620. So, we found the loan portfolio to be prudently underwritten, well managed, and of excellent credit quality.

The reserve is more reflective of geographical, economic uncertainty in Atlantic City than of anything identified in due diligence. At closing, we project bank capital levels to be above 8%, and with strong internal capital generation, the bank’s capital ratio would climb quickly over the first 12 to 18 months. So no additional equity is required to consummate the transaction.

Depending on economic conditions and their appetite for near-term asset growth, we may consider the issuance of subordinated debt, although that decision will be based primarily on the prospects for prudent balance sheet growth, and a sub debt issue is not required to support this transaction.

As we increase the size of our Southern New Jersey franchise, which will be approximately the same size as our Central New Jersey franchise, we determined that additional representation from the market area would ensure the most competitive position and reduce the level of integration risk associated with any acquisition.

We’re thrilled that Steve Brady has agreed to support our efforts going forward serving as our Vice Chairman for the Southern Division where he will assist me and our Southern Division President, Mark Foley, with integration efforts over the next 18 months. Steve will also join the bank and the company’s boards, as well two other Ocean Shore directors who will be selected by the OceanFirst board upon recommendation from our Leadership Committee.

Finally, the remaining Ocean Shore directors are all prominent leaders in the business community in Southern New Jersey. We’ll continue to support us through their participation on advisory board.

Closing is subject to regulatory and shareholder approvals, so determining a precise closing timeline can be problematic. However, we expect that the closing could occur anytime from late fourth quarter to sometime in the first quarter of 2017.

Now, moving to slide 6, an overview of Ocean Shore. Ocean Shore is a tremendous 125-year-old franchise that has served the community well and built an admirable reputation. Ocean Shore is a conservative bank with an excellent deposit portfolio, demonstrating a 32-basis point cost of deposits and composed of 24% non-interest bearing accounts. The bank exhibits strong credit metrics with non-performing assets under 70 basis points and a 5-year net charge-off average of just 10 basis points. In fact, the 10-year net charge-off average is just 4 basis points.

They demonstrated solid 3.24% net interest margin and have delivered consistent profitability ratio with an ROA of 67 basis points and a return on tangible common of 6.5%. When considering the operating advantage provided by the OceanFirst platform, the earnings potential of this combination is quite strong.

Slide 7 demonstrates the attractiveness of the deposit franchise. Ocean Shore’s deposit with those of OceanFirst are on the top performance quartile. Non-interest bearing deposits represent 24% of the deposit base of best-in-class performance level and a true indicator of long-term franchise value.

Slide 8 demonstrates our commitment to deposit quality. OceanFirst has long been focused on the creation of the best-in-class deposit franchise as we believe the intrinsic value of the company over the long term will be access to high quality, low cost funding sources.

Interest rate markets have undervalued deposits for almost 10 years now. While that may not change in the short term, over the longer term, community banks best competitive advantage is driven by deposits. Despite rapid growth through our organic commercial banking initiatives, the acquisition of Colonial American, standalone branch Cape and now Ocean Shore, our deposit discipline is clearly evident. The pro forma company will have over $4 billion worth of deposits, 93% of which are considered core with the combined cost to deposit of just 29 basis points.

Slide 9 illustrates the opportunity in the asset side of the business. The OceanFirst focus on relationship commercial lending has allowed the bank to transition to a commercially focused institution without accumulating elevated levels of investor CRE loans in relation to risk-based capital. We intend to continue to focus on relationship commercial lending by directing our investment and talent into relationship funding. We are not planning a significant expansion into investor CRE.

However, OceanFirst has the credit expertise and infrastructure to participate in this market should favorable conditions develop. The pro forma company will have excellent funding at a relatively low concentration in this asset class. I would not expect any significant changes in asset concentrations in the short term but the strategic optionality could be quite valuable in the future and makes the pro forma bank relatively unique in the Greater Philadelphia and New York Metropolitan areas.

Slide 10 focuses on deposit portfolio and the retail branch network. Two immediate takeaways from this slide are the market share improvements in Cape May and Atlantic Counties where the pro forma market share improved to 21% and 19.5%, respectively. Both positions are complemented by 18.4% share in Cumberland County and a 10% share in Ocean County. That gives us a first-place position to second-place position and a fourth-place position with plenty of room for growth in the remaining counties.

In addition, the pro forma company will become the fourth largest independent depository in New Jersey, ranking next below Provident Bank. In terms of scarcity value, our deposit franchise should provide for a wide range of strategic options to deliver shareholder value over time.

Slide 11 illustrates the potential value creation as the company performs over time. Looking at the peer group for the pro forma company, OceanFirst is positioned to deliver top tier financial performance while currently trading at the low end of the valuation range. Building on the earlier comments regarding core deposit valuations, OceanFirst’s price tangible book value and price to 2017 estimated earnings per share provide plenty of room for franchise value creation.

Slide 12 recapped some key financial details, also noting that the IRR for this transaction is in the range of 20%.

Slide 13 looks to the comparable deals and demonstrates discipline in pricing and structuring, a transaction that, while strategic, adheres to our principles in terms of protecting and enhancing shareholder value.

Slide 14 digs deeper into due diligence and the credit mark. Probably the most important consideration here is that Ocean Shore has demonstrated a long history of strong credit performance. This is a company that stuck to its bidding and remained conservative. The long-term average for non-performing assets has been 65 basis points and the long-term average for net charge-offs is just 4 basis points.

Slide 15 walks through a demonstrated history of integration. Beginning with the Colonial American transaction which closed in July of 2015, we have now completed the Colonial closing, conversion, and integration. Closed and integrated a branch purchase from Provident in March of this year and closed and have been operating Cape as our Southern New Jersey division since May 2 of this year.

The Cape systems integration is planned for October 14, allowing for a full realization of operating expense saves in the first quarter of 2017. It is this record of achievement that provides the confidence to move forward with Ocean Shore. The calendar with Ocean Shore follows well as the next few months will be occupied with the regulatory and shareholder approval process as we hope to complete those processes sometime in the late fourth quarter or early first quarter 2017. The integration of Ocean Shore will likely be completed in the first half of 2017.

Slide 16 is really just a summary. So before we head into questions, I’d like to focus on the fact that Ocean Shore is a clean, well-run bank that demonstrates considerable expense synergies; has a very attractive deposit profile; increases our operating leverage; allows us to deliver superior pro forma profitability targets with potential valuation upside; grows us to the number of independent New Jersey depository, operating in the $5 billion post sweet spot; and it allows us with the remaining dry powder to participate in the investor CRE market if and when the opportunities arise.

These advantages are framed by a well-structured transaction that’s favorably priced and remains within our strategic tolerance for tangible book value dilution and rational earn back periods.

At this point, I’d like to turn it over to Jill for questions.

Jill Apito Hewitt

Great. Thank you, Chris. We will turn back to Bianca so that she can explain to everybody how to ask a question.

Q&A

Operator

We will now begin the question-and-answer session. [Operator Instructions] The first question comes from David Bishop of FIG Partners. Please go ahead.

<Q - David Bishop>: Hey. Good morning, Chris and Mike and the rest of the crew. How are you?

<A>: Well, good morning, David.

<Q - David Bishop>: Hey, Chris. Sort of a high-level question here. Obviously, after the KPO, there was some angst in regards to the increased exposure to Southern New Jersey, the Atlantic City market. How would you sort of counterbalance that or [indiscernible] (20:49) or try to fill goals in the deal here in terms of doubling down the exposure there and while there’s – you can say there’s adverse selection on the scene in terms of the potential loan growth. I want to say that in terms of the acquisition appetite. So, just curious, maybe walk us through your comfort level in terms of increasing exposure within what’s perceived to be a riskier market in Southern New Jersey.

<A>: Sure. David, that’s a great question because those come up from time to time. The first thing I would say is that – it’s interesting as we’ve talked to folks about the opportunity with Cape and [indiscernible] (21:27) market, as you can only know this as you operate within it and just kind of consider where we were in this opportunity. We remain convinced that Atlantic City, while it’s got its challenges, is demonstrating a higher profile than it probably deserves against Southern New Jersey in total, and then specific against either Cape or Ocean Shore.

And we did include an appendix regarding Atlantic City exposure for Ocean Shore for the combined company. And interestingly we looked at a couple of things here. First is residential consumer and commercial loans that are secured by properties’ collateral that is in Atlantic City. So, that is about $19.6 million for Ocean Shore. It’s a relatively modest number on their balance sheet and our overall balance sheet.

But then we looked at this, the indirect or I’ll call the second-order exposure, which is loans to borrowers who you might be concerned about because of their employment in the gaming industry. And by the way, this is based off application data. So obviously you don’t follow residential borrowers from year-to-year, so it’s a little bit hard to get updates.

But based on that, essentially – and kudos to both Cape and Ocean Shore who both managed this exposure very prudently. They kept track of it, and they tracked not only the employment related to a casino but, in fact, which casino people were employed by.

So in the case of Ocean Shore, there are 190 residential consumer loans to folks that, on their application, had listed a casino as their primary employment. That’s another modest $16.4 million or 2% of the loan book.

But interestingly by tracking the casinos themselves of where these folks work, only 47 loans for $3.3 million related to folks that are working at a casino that’s troubled in terms of either filing bankruptcy or having gone out of business.

So when you look at that in aggregate, the numbers don’t present a very significant challenge either to the Ocean Shore balance sheet or the pro forma balance sheet for the company.

But that’s just a number in isolation. I think what you really have to look through is the credit discipline evidenced, in this case, by Ocean Shore, and they’ve got just a phenomenal performance in the portfolio through good times and bad.

Atlantic City is not a recent issue. Atlantic City has had issues going back to 2009 in all sorts of ways. The peak year for residential net charge-offs is 16 basis points in the Ocean Shore portfolio, and over the last 10 years, they averaged just 4 basis points. Last five years is a little higher. That was 10 basis points. But no matter how you slice it, you’re coming up with a portfolio that’s really well underwritten.

And then we took the additional step to go out and get the residential portfolio rescored. That is, we went out and pulled – we didn’t do it. We had to do it from Ocean Shore side, but they pulled soft FICOs so we could get an update on the credit profile of those borrowers.

And the distribution of those scores was terrific. So, typically, the average score is interesting, but the distribution of score, looking at the low end, is really important because those scores under 620 are where you’re going to have an issue.

So we identified that portion of the portfolio. Not surprisingly, a significant overlap with what’s already in their nonperforming and delinquency list. So we felt really comfortable that we properly assessed the balance sheet risk of the organization we’re acquiring. So that’s kind of the risk side.

On the opportunity side, we continue to be favorably impressed with the overall market in South Jersey. I think I said we did the Cape transaction. Given the robust nature of the Philadelphia and New York Metropolitan markets, it’s easy to overlook Central and Southern New Jersey. But in the counties we operate, from a depository standpoint, those counties have a population of about 3.5 million people and $90 billion worth of deposits which puts it on par with the entire state of Connecticut.

So, when we look at this issue, we look at it two ways: what’s the risk of what we bought, and is this a healthy market to do be doing business in. And so in the first case, we think we’ve got our arms around the risks, we think the reserve is in good shape. In the second case, we think there’s a lot more to Southern New Jersey than Atlantic City.

And then I think one advantage of that is that we’ve been able to do acquisitions in the space that are very well structured. The pricing is good, the earnbacks are good. And I think that’s because it was overlooked and undervalued market.

It’s long-winded, David, but I hope that addresses your question.

<Q - David Bishop>: No. That was perfect. I appreciate the color. And then just in terms of these costs saves enumerated, I assume that there’s some – it looks like there’s a map in there, and if I interpret it wrong, correct me, that you showed that those branches – that were a model footprint, correct, of existing sort of OceanFirst Cape branches. I would imagine those could be the – you’re driving the bulk of the estimated cost saves.

<A>: [indiscernible] (26:55) the single biggest driver is of branch overlap. But secondly, all banks today and even at $1 billion, which is a reasonable scale, you have tremendous technology compliance even insurance costs. Just to operate a bank these days is a very expensive things. So you have a certain fixed investment in operating any bank, and then you combine that with the deposit and branch overlap.

And we need to be careful here, too. We have not had the opportunity. When you go through these processes, there’s only a limited number of people you can involve in decisions. We have not made any decisions about which branches we think is the best ones to continue with. We will make that decision with the folks of – in our Southern division and Ocean Shore over the coming months. And importantly, we intend to remain in every community that we’re in. So, this is an opportunity where we may have two facilities. This is a consolidation opportunity, not a closing opportunity where we will be closing and leaving a market.

<Q - David Bishop>: Got it. And then one final question just – if I heard correctly, Mark Foley, right, remaining as Division President and then [indiscernible] (28:10) joining as sort of Vice President helping out or assisting Mark there?

<A>: That’s correct. So what – so Steve Brady, the CEO at Ocean Shore today, a tremendous guy, very well known in the market, highly respected I think among peers. Steve has agreed and we think this is terrific to serve in a part-time nature going forward. He’ll be Vice Chairman to support our efforts in the Southern New Jersey division. He will be helping us think through things like how do we effectively consolidate the branches and make those choices, how do we manage the systems integration project.

And really when you look at our company having much more exposure now in those markets, we need more people in leadership ranks that understand that market and I think community banking is a space where if you don’t know it, you’re going to get yourself hurt. Steve has been at that market his whole life and is a tremendously valuable asset to us.

That being said, on a day-to-day basis, Mark Foley is running the division and he’s clearly focused on integrating Cape through our conversion and systems integration in the fall, making sure he’s got the right team, the right lenders and he’s a day-to-day guy and making sure we get everything done. But I think they’re going to complement each other really well.

<Q - David Bishop>: Got it. Great. Thanks for the color, Chris.

Operator

Our next question comes from Collyn Gilbert with KBW. Please go ahead.

<Q - Collyn Gilbert>: Thanks. Good morning, guys.

<A>: Good morning, Col.

<Q - Collyn Gilbert>: Chris, you laid it out well in slide 15, just kind of about the integration plan. But just of thinking about that a little bit more broadly, this is – I know we’re focusing on Cape, but in addition to Colonial and the branches, you guys have done a lot in the last few years. You’ve grown the bank quite a bit. Just maybe talk a little bit more about how you’re kind of minimizing and controlling that execution risk whether it be culturally, financially, but just sort of how you’re thinking through that and then what your vision maybe is from here. As you said, it sounded like Ocean Shore came to you somewhat expectedly or the timing was maybe not what you would have initially had wanted. But then just kind of lay out a plan for what you think you can do going forward.

<A - Christopher Maher>: That’s a great question. I’ll just talk about a few things. The first is we didn’t have it on this chart, but when I first joined the company, we took the opportunity to consolidate a couple of existing OceanFirst branches that overlapped markets, and we’re pretty close. That consolidation interestingly resulted in the – the resulting branch actually grew in size. So, we track very carefully with those deposit levels where the customer levels were. And having worked through, how do you effectively consolidate a branch. We felt reasonably good about that. We’ve applied some of those lessons learned to the Colonial American transaction where we picked up a couple of new branches there.

In the Colonial transaction, we also managed a 100% retention. Meaning that if we look at the balances of those branches today, they’re at or above where they were when we acquired the bank. The private branch acquisition [indiscernible] (31:30). So that occurred in March as a smaller in-market branch but again, it gives us that experience curve in terms of communicating with customers and moving them over. It’s early days at Cape. We’re still running it as a separately branded division. So we have to get through systems conversion in October. But fortunately, we’ve modeled potentially some runoff in Cape deposits and at least, the early results have shown that the core deposits are essentially flat or up a little bit but that’s probably more seasonality. So when we look back to the number of times we’ve had to touch retail depositors and what the results of those have been, you don’t do everything perfectly but I think you learn in every case and you become better the next time you do it.

So when we think about the risks of transitioning now Cape and next the Ocean Shore retail customers onto our platform, we think it’s a relatively low risk position but there’s a second chapter of that and that’s something I think we’ve talked about in the past which is how we think about retail distribution. So today, we have 50 branches. When we complete the Ocean Shore transaction, we’ll go up to 61 branches and then we’ll come down to some number less than that. I will tell you that we’re applying a lot of time and energy and resource to understanding how those branches should be operating and how they should be staffed and what the role of technology is.

And the bigger strategic question, I think, for most community banks and we’d be among that, is not do you have a branch across the street you can consolidate. I think we all got – I think the industry has gotten very good at doing that well. The question is should that branch – what level of technology should that branch have, what level of staffing, what are the roles of the staff in that branch, how much of the role is there for a traditional teller versus a platform or sales agent.

And our – the way we’re looking at these transactions, Cape and Ocean Shore, is to use the traditional acquisition and integration model where you – if you have a branch across the street, you’ll probably pick which one is best for the customer and keep it. That’s the low-risk thing to do. That’s what we’re going to do with Cape. That’s what we’re going to do with Ocean Shore.

But I think there’s a second strategic wave that comes maybe two years from now. It’s a wave we’re starting in our Northern market where we will deploy more and more technology to make sure that our service points are where they need to be for our customers and that they’re structured in the right way.

In some cases, that means we’ve added service points or we’ve added ATM capabilities. I’ll give you one example of a commitment we made just a few weeks ago. We’ve decided to outfit all the Cape branches, prior to their conversion, with the latest ATM technology. And we did that because the adoption rates of envelope plus deposits in our Northern franchise were tremendous.

So, we saw a great uptick, real good use of technology. We’re going to extend that down in Cape. But I think you’re talking about, for any community bank that’s got a large retail presence, several years worth of work to not just make sure you’ve got the right branch on one corner versus the other, but to make sure that the end branch is configured properly with the right technology and the right people.

So, I think that will be an evolving story. To be conservative, though, we didn’t put any of those potential opportunities in the rationale for doing either the Cape or the Ocean Shore deal.

<Q - Collyn Gilbert>: Okay. Okay. That’s helpful. And then what do you – what’s your vision from here, Chris? As you said, $5 billion is kind of getting you to the point of efficiency. You’re seeing an opportunity in the Southern market that perhaps you’re kind of maybe a step ahead of some of your competitors. How do you see this franchise evolving in the next three years or so from a size perspective and then also from a geographical perspective.

<A>: I think the first thing I would say about size is having gotten to this level, I’m sure there are probably some incremental synergies. But we think we’ve taken the biggest jumps we needed to get to a very efficient operating platform. So, I think whether you’re $5 billion or $6 billion or $7.5 billion, it probably doesn’t make much of a difference. I know there are some significant implications at $10 billion, but we’re not close to that right now.

So, I don’t feel pressed from an efficiency standpoint to get much more scale. I think we’ve got good scale. We might fine-tune it over time. More importantly, I think there are kind of three things that define the value opportunity with OceanFirst. The first one of those things is just sticking to our [indiscernible] (36:13): just to get these integrations done, deliver the expense saves we expect to deliver, continue to grow our commercial book and deliver the earnings profile that we think is going to make us kind of top tier in our market. So I think the strategic priority number one is get this stuff done well, get it done cleanly, deliver the earning stream because I believe that’s where the strongest valuation link will be.

Secondarily, I think the second thing I would look towards is that with our deposit composition, I think we’re relatively – we’re in a best-in-class structure in terms of the cost of funds, composition of deposits, and the quality of deposits. And I know that that’s not fully valued today, and I have no idea where interest rates will go or what the Fed will do. We’re not in that business.

But I’d like to believe after 10 years of depositing – deposit not mattering, at some point, they matter. I don’t think that’s this year. It may not even be next year, but I do think that that core premise that a community bank is valued based on its – the inherent quality of its deposits will come back. So I think deposits is the second arm.

The third arm is just an interesting thought which is we’re not focused on investor CRE. We don’t really see much of it in our market. Particularly, there’s very little multifamily in our market, but we’ve watched with interest how that market has developed, and they’re certainly from everything you can read in regulatory guidance, but also some other actions going on in the market. But there is pressure on that space. And I don’t know how that pressure on that space is going to play out, but wherever there is pressure on space and there is change, there can sometimes be opportunities.

As of right now, we don’t have any plans to materially increase our investor CRE exposure. I mean, I think it’ll grow a little over time. But I will say that it’s conceivable in the next year or two. There could be really neat opportunities where – because we don’t have a concentration there but we do have the people in the systems and the underwriting capabilities of doing, that if that market gets dislocated for some reason, we’ve got some dry powder that could be – I’d just classify it as interesting.

But those are the three things we think about strategically. Stick to your knitting, deliver the earnings, let the valuations follow. Protect that deposit franchise because that’s long-term value. And we’re keeping our eye open to see what’s going on in the investor CRE market. We’re following it very closely.

<Q - Collyn Gilbert>: Okay. That’s great. That’s very helpful. One last just sort of housekeeping question. I just want to understand, when – in the discussion again on Ocean Shore’s nonperforming assets, I think that the ratio that you guys show on the slide deck excludes renegotiated loans and leases. What was going on there?

<A>: We typically – I know people have different views on this. We don’t focus a lot on troubled debt restructures. As with us, I mean, OceanFirst. The majority of our troubled debt restructures are consumer in nature and have been paying on time for quite some time. So, we do an analysis periodically to say, look at the TDRs, and do the TDRs, really in our view, present future credit risk?

And when you’ve got really well-seasoned TDRs that may have been performing for one, two, three years, I think you’ve got more of an accounting convention issue going on than a real credit risk. So, we did look at the TDRs, as we look at our TDRs regularly, and the performance metrics didn’t concern us. So, we typically not focus on that. I understand there’s some people who do, but that hasn’t been our focus.

<Q - Collyn Gilbert>: Okay. So, for Ocean Shore, so those TDRs are still primarily just the one for family mortgages that they’ve been active in over the years? It’s not in either kind of loan category?

<A>: Yes. Just to be clear, we’re excluding TDRs that are performing. If a TDR is nonperforming either in this first six months where we track performance or they’re not following the terms of the renegotiation, then it’s included as nonperforming. So, we’re excluding TDRs that are performing, and those are, right, mostly one- to four-family residential loans.

<Q - Collyn Gilbert>: Okay. Okay. That’s great. That’s all I had. Thanks, guys.

<A>: Thanks, Collyn.

Operator

[Operator Instructions] Our next question comes from Matthew Breese with Piper Jaffray. Please go ahead.

<Q - Matthew Breese>: Good morning, everybody.

<A>: Good morning, Matt.

<Q - Matthew Breese>: You touched on this a number of times, and I was hoping you just go a little further into some of the dynamics of deposit competition across the state. In the Northern end of the state, you have a host of banks that are running loan to deposit ratios north of 100%. And a concentration of banks, larger banks that need to be LCR-compliant here in relatively short order. So, just wondering if you’ve seen increased deposit competition and with that, how do you feel about your ability to keep deposit cost low or among the lowest in the state if these two dynamics play out?

<A>: Yeah. Certainly, there has been ratchet up in deposit composition – competition. Interestingly, the few markets that are – that we had experienced being most competitive are, what I would call the high-yield money market. And the high-yield money market product line has been available for a number of years, and we’ve never really participated in that structure of those promotions. So, I think they have limited effect on us because for the last couple of years you could go across the street and get a 1% money market. We could do that two years ago, three years ago, four years ago. And I think people that were programmed to do that may be footing from bank to bank and running from 1% to 1.25% back to 1.10%, but we’ve never had that slog of deposit. So, we haven’t seen that much pressure from that.

That only surprises us because every time I see that ad, I grimace and say, what is that going to do us? But so far, there’s been a minimal impact. I will say that in some of the cash management accounts particularly in institutional cash management, some of the government accounts. We are seeing very strong competition with high prices.

We have traditionally kept that to a relationship business, meaning, we’re primarily concerned with entities that are in our footprint, that have other services with us. The bank with us, may have ties to our foundation. Those were the things. And we haven’t had too many issues related to that, but I would acknowledge that there’s a significant amount of competition going around for deposits. It hasn’t been a big squeeze yet. I’m probably more concerned with what the Fed does over time. I don’t think – I wouldn’t expect anything soon. But what they do over time might have a bigger impact. I think it’s – the absolute level of rates goes to more like 2% or 2.5%. People may start saying, you know what, I didn’t care about 1%. But now it’s 2%, I’ll be moving. But we won’t know that until it happens.

I think a good starting point, though, is to have transaction accounts and the largest composition of our deposit is transaction accounts, active accounts in checking, savings accounts that are not being used as a quasi-investment account. They’re being used for day-to-day purposes, especially this opportunity, having almost 24% non-interest accounts. If you’re in a zero account, you’re probably not interest-sensitive because you’ve had ample opportunities to move to a 1% account.

So, I think there’s no question. We probably have risks. We’re probably going to have to pay more for deposits in some future environment. But I think our starting point is that much better than everyone.

<Q - Matthew Breese>: Got it. And then more immediate term, given the recent flattening [ph] of the yield curve (44:30), could you talk about the pro forma net interest margin and your ability to maintain the margin given the more challenging interest rate environment?

<A>: Well, a couple of things. The first is we don’t – just fortunately by nature of our business, we don’t have a lot of prepayment penalty income built in our margin. It’s negligible. So, that’s one thing that can tend to exacerbate margin compression depending on which way interest rates move. If they bounce back up, you may have a loss in some of that prepaid income. So, that’s not a big issue for us.

Our outlook remains stable. Our relationship commercial lending focus continues to deliver credits that are – I would say have a four-handle general. So if you’ve got a four-handle and you’ve got a deposit cost of 30 basis points, they’re very strong cash flows coming off the residential portfolios, both the traditional OceanFirst, there’s a little bit of that who is a stronger cash flow; and the Cape residential portfolio which was a little bit in runoff mode. And there’s strong cash flows coming off the Ocean Shore portfolio.

So I think we have the opportunity through a mix shift a little bit to combat margin depression. So our outlook is not – we’re not bullish, but we’re not particularly bearish either. We think we’re pretty stable.

<Q - Matthew Breese>: Got it. And then what’s the pro forma loan growth outlook for the combined entities?

<A>: I think we’re getting a little bit cautious about the opportunity for commercial growth just based on market conditions we’re seeing in terms of deal structures and all that. So I think we’re going to see commercial growth – loan growth, but I don’t think you’re going to see it as the percentages that OceanFirst has been posting in prior periods

And that’s for two reasons. First, we’re starting to see some unusual structures in the market. We’re starting to see a kind of credit appetite that, in some cases, concerns us. And we don’t need a whole lot of loan growth in order to sustain the EPS growth that we’ve charted out over the next 12 to 18 months.

So when we think about the risk profile of the environment, the institution and where we’re going, we’re probably dialed back a little bit in loan growth to lower our relative position in credit risk. We’re taking a lot of operating risk right now in terms of integrating the franchises.

So we’re still going to be an active lender. You’re still going to see loan growth. But you’re probably not going to see double-digit growth going forward.

<Q - Matthew Breese>: Got it. Okay. And then my last one, in terms of commercial real estate concentrations and trying to read between the lines a little bit. Do you think over the next couple of years we could see potentially some portfolios be sold or some bulk sales of investor commercial real estate?

<A>: It’s a really interesting point because, to confirm your question here, your hypothesis, we’ve had in the past several months three different portfolios we’ve taken a look at. They’re all good portfolios, and the credit metrics are fine. There was nothing unusual about them.

They’re not scratch and dent. They’re not badly structured. But in looking at them, they just didn’t meet the return hurdle we needed to be comfortable, at least in our institution, being able to move our return on tangible common in the direction we need it to move in.

So, we’ve got a fairly disciplined pricing model. But we’ve looked at three pools now in the last 12 months that have been of size. None of them have quite worked for us. I’m not sure that we’ll look at any in the next three or six months.

But my sense is we’ll probably see some more of that, and if the market pricing gets a little bit better or if the Fed moves rates up a little bit and you can get the appropriate yields on that and starts to pass our pricing hurdles, we have the dry powder to execute a transaction like that if we found the right one.

<Q - Matthew Breese>: That’s all I had. Thank you very much.

<A>: Thanks, Matt.

Operator

[Operator Instructions] Our next question comes from Ravi Mulani with Rangeley Capital. Please go ahead.

<Q - Ravi Mulani>: Hi there. Congratulations. We’ve owned since the conversion, and this makes a lot of sense to us. We just wanted to confirm that the sale is the result of a full sales process.

<A>: Yes. I think that I would say that first, your best source of that information will be the S-4. So, that’s the definitive answer to that. But I will tell you that they – the board done a terrific process. They were very focused on shareholder value. And I would just defer that to let you read the S-4. It is not a negotiated transaction if that was your question.

<Q - Ravi Mulani>: Okay. Perfect. Thank you.

Operator

[Operator Instructions] Our next question come from Brian Ianieri of the Press of Atlantic City. Please go ahead.

<Q - Brian Ianieri>: Hi, Chris. How are you?

<A - Christopher D. Maher>: Good morning, Brian.

<Q - Brian Ianieri>: Good morning. I had a question, do you know of any employee reductions are planned as part of the acquisition in Ocean City Home Bank’s territory currently? And do you have – you might have said it earlier, I might have missed it, how many branches, generally speaking, maybe consolidated as you go forward?

<A - Christopher D. Maher>: Sure. To answer to your first question, I think in any of these transactions in the short term, we typically find the opportunity for employee head count reduction. So to be clear, we see that that will happen. But I think – you have to think about that a little broader context, too, we are a regional community bank. This is an important step to allow us to continue to protect jobs in Atlantic County and other counties that we operate in today. And I think, having a strong community bank in market, able to be supportive of economic activity that has to take place in the area is a net add to the community.

I will also say that we currently have back-office staff in Atlantic County and in Atlantic City that we acquired through Cape. Many of those folks are retaining their jobs and staying with us long term. We’ve come to really like that operating environment. In our discussions with Ocean Shore, we represented that we expect to continue to run back-office operations in Atlantic County. And so, I think we’re going to be an employer in the county for some time to come. And in most of these transactions, the vast majority of employees are retained and I think that you’d find that situation as well.

In fact, and I don’t have the precise number, we kept about 215 of the Cape employees that are on our long-term staying list and that’s been a wonderful addition to the company. So, I think the addition of a strong bank in the community that has the capability to do the kinds of [indiscernible] (51:59) and they’re going to help things is a positive. There will be some job impacts. I don’t think they’re going to be overly material and we remain committed to the geography and to Atlantic County in particular.

I’m sorry, your second question was regarding the branches?

<Q - Brian Ianieri>: Yeah.

<A>: So, we know – I mean, if you just look at the map, it appears that somewhere between 5% and 7% could be consolidated. We have not had the detailed conversations that we need to have with not only several levels of employees both in our Southern division as well as in Ocean Shore company but also with the community. We have to understand transaction patterns. We have to understand which customers we have in common from one branch to another.

That process is going to take a while for us to work through. But I think the important thing is that – I did make the statement earlier. We do not intend to exit any of the communities we serve. So, it’s the matter of if the branch can be on the left side of the street, at the right side of the street or one mile down. It’s not a matter of us exiting a community or leaving.

<Q - Brian Ianieri>: Great. Thank you.

<A>: All right. Thank you.

Operator

[Operator Instructions] At this time, we have no additional questions. I’d like to turn the call over to Christopher Maher for any closing remarks.

Christopher D. Maher

All right. Thank you. I want to thank everybody for joining us today. We look forward to speaking with any of you on our earnings conference call coming up in a couple weeks. I’ll talk with you then. Thanks.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.